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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 10/A-4


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                          GAYLORD ENTERTAINMENT COMPANY
             (Exact Name of Registrant as Specified in Its Charter)

DELAWARE                                    73-0664379
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)


ONE GAYLORD DRIVE, NASHVILLE, TENNESSEE     37214
(Address of Principal Executive Offices)    (Zip Code)


                                 (615) 316-6000
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act:

COMMON STOCK, $.01 PAR VALUE              NEW YORK STOCK EXCHANGE
(Title of Class)                          (Name of exchange on which registered)


Securities registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of Class)


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         The Registrant hereby amends Item 11 of the Registration Statement on
Form 10/A-3 filed August 29, 1997.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

           DESCRIPTION OF GAYLORD ENTERTAINMENT COMPANY CAPITAL STOCK

AUTHORIZED STOCK

         Our Restated Certificate of Incorporation authorizes 150 million shares of common stock, par value $.01 per share, and 100 million shares of preferred stock, par value $.01 per share. As of February 17, 2000, there were 33,340,763 shares of common stock outstanding. No shares of preferred stock are outstanding.

COMMON STOCK

         The holders of common stock are entitled to one vote for each share held on all matters submitted to the stockholders. Holders of common stock will not have either cumulative voting rights or preemptive rights. They are entitled to receive dividends which may from time to time be declared by the Board of Directors out of legally available funds. The Company's ability to pay dividends is limited by certain restrictions imposed on Delaware corporations. Under these restrictions, dividends may be paid only out of the Company's surplus, as defined by the Delaware General Corporation Law ("DGCL") or, if there is no surplus, the Company's net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

         The rights of the holders of common stock are subject to, and may be affected adversely by, the rights of the holders of any preferred stock that may be issued in the future. Upon dissolution, holders of common stock will be entitled to a pro rata share of the Company's assets available after the payment of all debts and other liabilities, subject to the liquidation rights of any outstanding preferred stock.

PREFERRED STOCK

         Our Board of Directors is authorized, without approval of the stockholders, to issue up to 100 million shares of preferred stock in one or more series. For each series, the Board has the power to determine by resolutions the dividend rate, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights, and any other preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions. The ability to issue preferred stock without stockholder approval provides desirable flexibility in connection with possible acquisitions or other corporate purposes. This right, however, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.




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NYSE LISTING

         Our common shares are listed on the NYSE under the symbol "GET." The NYSE rules effectively preclude the listing on the NYSE of any securities of an issuer which has issued securities or taken other corporate action that would have the effect of nullifying, restricting, or disparately reducing the per share voting rights of holders of any outstanding class of equity securities registered under Section 12 of the Exchange Act. We do not intend to issue any additional shares of any class of stock that would make the common stock ineligible for continued listing on, or cause the common stock to be delisted from, the NYSE.

TRANSFER AGENT AND REGISTRAR

         SunTrust Bank, Atlanta, is our current transfer agent and registrar for the common stock.

REDEMPTION PROVISION

         In addition to certain other stock ownership restrictions under applicable law, no more than 25% of our stock may be owned of record or voted by non-United States persons or entities. In addition, under the Restated Certificate, the Company may prohibit the ownership or voting, or may redeem outstanding shares, of our stock if the Board of Directors determines that the action is necessary to prevent the loss of, or secure the reinstatement of, any governmental license or franchise held by us, or to otherwise comply with the Communications Act or any other similar legislation.

THE DELAWARE BUSINESS COMBINATION ACT

         We are a Delaware corporation subject to Section 203 of the DGCL.
Section 203 prohibits certain business combinations between a Delaware corporation and an "interested stockholder" for a three-year period following the date that person became an interested stockholder, unless:

         - The corporation has elected in its certificate of incorporation not to be governed by Section 203 - we have not made such an election,

         - The transaction which resulted in the stockholder becoming an interested stockholder was approved by the Board of Directors before the stockholder became an interested stockholder,

         - Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the commencement of the transaction, or

         - After the stockholder becomes an interested stockholder, the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors and authorized by at least two-thirds of the voting stock not owned by the interested stockholder.

         The term "interested stockholder" generally means any person who, together with affiliates or associates, becomes a beneficial owner of 15% or more of the voting stock of a Delaware corporation.




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CERTAIN OTHER PROVISIONS

         General. Certain provisions of our Restated Certificate and By-laws could have an antitakeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition and policies of the Board of Directors and to discourage certain types of transactions described below, which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce our vulnerability to unsolicited takeover proposals that do not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. They are also intended to discourage certain tactics that may be used in proxy fights. Our Board of Directors believes that, as a general rule, such takeover proposals would not be in the best interests of the Company and its stockholders.

         Classified Board. The Restated Certificate divides the Company's Board of Directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board will be elected each year. The provisions with respect to the classified Board may make it more difficult to remove incumbent management or to effect a change in control of the Company.

         Under Delaware law, directors may be removed only for cause and only by a vote of the holders of a majority of the outstanding voting stock.

         Special Meetings of Stockholders; Action by Written Consent. Our Restated Certificate provides that no action may be taken by stockholders except at an annual or special meeting of stockholders, and it prohibits action by written consent in lieu of a meeting. Our Restated Certificate provides that the stockholders may not call a special meeting of the Company's stockholders. Special meetings of the stockholders may only be called by the Chairman of the Board or by a majority of the Board of Directors. This provision makes it more difficult for stockholders to take action opposed by the Board of Directors.

         Advance Notice Requirements for Stockholder Proposals and Director Nominations. The By-laws establish an advance notice procedure for stockholder proposals to be considered at stockholders' meetings and for the nomination of candidates for election as directors, other than nominations made by the Board of Directors or one of its committees. This advance notice limitation does not restrict a stockholder's right to include proposals in the Company's annual proxy materials pursuant to Exchange Act rules. Advanced notice is required to ensure that the Board has an opportunity to consider the qualification of the proposed nominees or the merits of the stockholder proposals and, to the extent deemed necessary or desirable by the Board, to inform stockholders about those matters.

         Restated Certificate and By-laws Amendments. An affirmative vote of at least 66 2/3% of the voting power of the Company's stock is necessary to amend certain provisions of our Restated Certificate, including any provisions concerning:

         -        the classified Board,

         -        the amendment of the By-laws,

         - any proposed compromise or arrangement between the Company and its creditors,

         - the authority of stockholders to act by written consent or to call a special meeting,




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         -        the liability of directors, and

         - the percentage of votes of capital stock required to approve certain amendments to the Restated Certificate.

         These voting requirements make it more difficult for stockholders to change the Restated Certificate so as to facilitate the exercise of control over the Company. In addition, the requirement of approval by at least a 66 2/3% stockholder vote will enable the holders of a minority of our voting securities to prevent the holders of a majority of our voting securities from amending such provisions.

         In addition, the By-laws may only be amended by stockholders by the affirmative vote of 66 2/3% of our outstanding voting stock.

         Indemnification and Insurance. Our certificate, to the maximum extent permitted by Delaware law, limits the liability of our directors to the Company and the stockholders for monetary damages for breach of fiduciary duty as a director. This provision is intended to eliminate the risk that a director might incur personal liability to the Company or our stockholders for breach of the duty of care.

         Delaware law permits, and in some situations requires, Delaware corporations to provide indemnification to their officers and directors for losses and litigation expenses incurred in connection with their service to the corporation in those capacities. Our By-laws contain provisions requiring indemnification of, and advancement of expenses to, our directors and officers to the fullest extent permitted by law. Among other things, these provisions provide indemnification for our officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by a director or officer in defense of any lawsuits or proceedings.

         We also purchase and maintain insurance on behalf of any person who is or was a director or officer of the Company, or is or was a director or officer of the Company serving at our request as a director, officer, employee, or agent of another entity, against any liability asserted against him and incurred by him in that capacity, or arising out of his status as such, whether or not we would have the power or the obligation to indemnify him against the liability under the By-laws.



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                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        GAYLORD ENTERTAINMENT COMPANY



                                        By:       /s/ Terry E. London
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                                                      Terry E. London
                                           President and Chief Executive Officer

February 23, 2000







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